September 21, 2006

Mail Stop 4561

Mr. Arthur Coffey
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201-2293

> **Re:**   **Red Lion Hotels Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2006**
> **Filed March 31, 2006**
> **File No. 001-13957**

Dear Mr. Coffey:

We have reviewed your response letter dated August 30, 2006 and have the following additional comment. As previously stated, this comment may require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 4. Property and Equipment, page 63

1.   We note your from your response that unanimous consent is needed for certain major decisions such as the sale or disposition of any interest in the property, improvements to the property in excess of $50,000, approval of the overall operating budget, debt encumbrances and certain lease decisions. This indicates that the other 50% investor in Kalispell Center has substantive participating rights as contemplated by paragraphs 16 – 18 of EITF 04-5 and therefore you would be

precluded from consolidating the property. Substantive participating rights are also discussed in EITF 96-16. Please revise your financial statements to reflect the Kalispell Center investment as an equity method investment.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Frank C. Woodruff (*via facsimile*)